Pakistan Insurance Regulatory Authority
B-6 Green Garden, Naserwanji Road, Garden East Karachi, Pakistan
Phone: (92-21) 7217446, Fax: (92-21) 7217446 E-mail:pira9@hotmail.com



Ref: PIRA/EGG/US/98-1
Date: April 2, 1998





                                        Confidential


                                   TO WHOM IT MAY CONCERN


                         Confirmation of the retrocession program of
                            The Eastern General Insurance Company


We are pleased to confirm, after examination of the confidential reinsurance treaty documents at the office of Mr. Riazul Hasan Barrister and after putting up an under-taking of non disclosure of the material information regarding terms and conditions, the limits and retrocessionaires of the company are as follows:

-    The limit per sinngle Bond/Guarantee is US$ 500 million.
-    The retrocessionaires are Munich Re   75%
                               Swiss Re    25%



/s/ S. Ahktar Zaidi
S. Ahktar Zaidi
Director (legal services)